NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of ECC Capital Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on April 23, 2007, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the Exchange's continued listing standard regarding the continued listing minimum-share-price standard, as the average closing price of its common stock as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading day period. In addition, NYSE Regulation considered the abnormally low trading levels for the common stock, which closed at $0.43 on March 9, 2007. NYSE Regulation announced on March 14, 2007, that the suspension of the Common Stock would be delayed for two days until prior to the market opening on Monday, March 19, 2007, while the Company made arrangements for an alternate market. NYSE Regulation had previously issued an announcement on March 12, 2007 regarding its decision to remove the Company from listing. 1. The Exchange's Listed Company Manual (the 'LCM'), Section 802.01C, state, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period. 2. The Exchange, on March 14, 2007, determined that the Common Stock should be suspended from trading before the opening of the trading session on March 19, 2007, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on March 12, 2007. 3. Pursuant to the above authorization, a press release was issued on March 12, 2007 and on March 14, 2007, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on March 13, 2007 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on March 19, 2007. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 19, 2007.